

August 30, 2012

<u>Via E-mail</u>
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York   10022-4731

Re: **Forest Laboratories, Inc.**
          Form 10-K for the Fiscal Year Ended March 31, 2011
          Filed May 27, 2011
          File No. 001-05438

Dear Mr. Perier:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief